SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

(A free translation of the original in Portuguese)

Quattor Participações S.A.

Appraisal Report on the Book Value of Shares

at March 31, 2010

Appraisal Report on the Book Value

of Shares in the Capital of

Quattor Participações S.A.

at March 31, 2010

Quattor Participações S.A.

Rua Joaquim Floriano, 960

São Paulo – SP

1             PricewaterhouseCoopers Auditores Independentes, a professional partnership established in the Capital of the State of São Paulo at Avenida Francisco Matarazzo, 1400, 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca and branch in the Capital of the State of Rio de Janeiro, at Rua da Candelária, 54, 11th, 14th and 15th floors,  Centro, enrolled with the Finance Ministry National Corporate Taxpayers Registry under no. 61.562.112/0002-01, originally registered with the Regional Accounting Board of the State of São Paulo  under no. 2SP000160/O-5, and secondarily with the Regional Accounting Board of the State of Rio de Janeiro under no. 2SP000160/O5 “F” RJ, having its Social Contract registered at the 4th Registry of Documents of São Paulo – SP on September 16, 1956 and subsequent amendments registered with the 2nd Registry of Documents and Civil Deeds of Corporations of São Paulo – SP, the most recent one dated February 10, 2010 having been registered at the same 2nd Registry of Documents and Civil Deed of Corporations of São Paulo – SP under microfilm no. 103.588, dated March 29, 2010, herein represented by its undersigned partner, Mr. Carlos Alberto de Sousa, Brazilian citizen, married, accountant, bearer of Identity Card RG no. 05461304-7 IFP/RJ, enrolled with the Finance Ministry National Individual Taxpayers Registry under no. 724.687.697-91 and with the Regional Accounting Board of the State of Rio de Janeiro under no. 1RJ056561/O-0, having offices at the same address as the represented company, appointed as expert by Quattor Participações S.A. to perform the valuation of the book value of shares of the capital of the Company at March 31, 2010, in accordance with accounting practices adopted in Brazil, presents the results of its work.

2           The valuation of the book value of the shares of the capital of Quattor Participações S.A. was carried out in connection with the audit of its balance Sheet as of March 31, 2010, that was prepared by Quattor Participações S.A. management, as part of the merger process of Quattor Participações S.A. shares into Braskem S.A.

3           We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

4            Based on our work, we concluded that the value of assets and rights, net of obligations, that comprise the net book value of Quattor Participações S.A., as per the balance sheet as of March 31, 2010, shown in the Attachment, is four hundred and ninety-eight million, three hundred and ninety thousand, nine hundred and thirty-seven reais and forty-two cents (R$ 498,390,937.42) and is recorded in the accounting books in accordance with accounting practices adopted in Brazil. Therefore, considering that Quattor Participações S.A. paid-in capital is divided into a total of two hundred and thirty-eight million, six hundred and fifty-tree thousand, seven hundred and eighteen (238,653,718) nominative common shares, it follows that the book value of each share at March 31, 2010 is two reais, eight cents and fraction (R$ 2.0883).

Rio de Janeiro, May 25, 2010

/s/                                                                               /s/

PricewaterhouseCoopers                                         Carlos Alberto de Sousa

Auditores Independentes                                          Contador 1RJ056561/O-0

CRC 2SP000160/O-5 “F” RJ

Attachment to the Appraisal Report on the Book Value of Shares

of the Capital of Quattor Participações S.A.

Summary Balance Sheet of Quattor Participações S.A.

at March 31, 2010

In reais

Assets		Liabilities and stockholders’ equity
Current assets		Current liabilities
Cash and cash equivalents	11,918,386,51	Suppliers	2,903,363.53
Trade accounts receivable	2,944,206.91	Related parties	248,126,893.06
Related parties	39,562,487.77	Loans and financing	657,225,921.23
Inventories	36,845,853.13	Taxes payable	762,872.29
Taxes recoverable	15,617,382.83	Salaries and social charges	2,539,190.39
Deferred taxes	2,682,407.50	Accounts payable	2,226,799.62
Other accounts receivable	5,112,782.43
			913,775,040.12
	114,683,517.08
Non-current assets		Non-current liabilities
Long-term receivables		Loans and financing	993,139,143.36
Taxes recoverable	1,915,664.55	Provision for labor risks	867,506.49
Judicial deposits	62,149.03
			994,006,649.85
	1,977,813.58
		Stockholders’ equity
Investments	1,894,932,113.54	Capital	2,202.111,551.48
Property, plant and equipment	138,462,715.70	Accumulated deficit	(1,703,720,614.06)
Intangible assets	256,116,467.49
			498,390,937,42
	2,289,511,296,73
		Total liabilities and
Total assets	2,406,172,627.39	stockholders’ equity	2,406,172,627.39

*    *    *

This attachment is an integral and inseparable part of the appraisal report on the net book value issued by PricewaterhouseCoopers, dated May 25, 2010.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 04, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.